Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
	2008		2009		2010		2011		2012
	($ in thousands)
Pre-tax income from continuing operations	$168,434		$88,174		$128,455		$48,379		$2,218
Fixed charges and preferred dividends	21,853		35,696		49,051		52,255		96,698
Amortization of capitalized interest	149		404		713		958		790
Interest capitalized	(1,666)		(4,576)		(4,247)		(1,432)		(531)
Preferred dividends	—		—		—		—		—

Total adjusted earnings available for payment of fixed charges	$188,770		$119,698		$173,972		$100,160		$99,174

Fixed charges and preferred dividends
Interest expense	$18,128		$28,143		$39,420		$45,207		$90,132
Interest capitalized	1,666		4,576		4,247		1,432		531
Amortization of debt-related expenses	1,590		2,504		4,882		5,113		5,374
Rental expense representative of interest factor	469		473		502		503		661
Preferred dividends	—		—		—		—		—

Total fixed charges and preferred dividends	$21,853		$35,696		$49,051		$52,255		$96,698

Ratio of earnings to fixed charges	8.6	x	3.4	x	3.5	x	1.9	x	1.0	x
Ratio of earnings to combined fixed charges and preferred dividends(1)	8.6	x	3.4	x	3.5	x	1.9	x	1.0	x

(1)	The ratio of earnings to combined fixed charges and preferred dividends is the same as the ratio of earnings to fixed charges because no shares of preferred stock were outstanding during those periods.